Consent of Independent Registered Public Accounting Firm

The Board of Trustee

Prudential Investment Portfolios 2:

We consent to the use of our report, dated March 18, 2019, with respect to the financial statements and financial highlights of PGIM Core Short-Term Bond Fund (formerly Prudential Core Short-Term Bond Fund), PGIM Core Ultra Short Bond Fund (formerly Prudential Core Ultra Short Bond Fund), and PGIM Institutional Money Market Fund (formerly Prudential Institutional Money Market Fund), each a series of Prudential Investment Portfolios 2, as of January 31, 2019, and for the respective years or periods presented therein, incorporated by reference herein. We also consent to the references to our firm under the headings “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

March 26, 2019